

**News Release**
**B2Gold First Quarter 2020 Financial Results:**
**Conference Call / Webcast Details**

**Vancouver, Canada, April 30, 2020 –** B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") will release its first quarter 2020 financial results after the North American markets close on **Tuesday, May 5, 2020**.

B2Gold executives will host a conference call to discuss the results on **Wednesday, May 6, 2020**, at **10:00 am PDT/1:00 pm EDT**. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking here: https://www.webcaster4.com/Webcast/Page/1493/34084. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 9543136).

**About B2Gold Corp.**

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, the Philippines and Namibia, and numerous exploration and development projects in various countries including Mali and Colombia.

**ON BEHALF OF B2GOLD CORP.**
"**Clive T. Johnson**"
**President & Chief Executive Officer**

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
+1 604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
+1 604-681-8371
kbromley@b2gold.com